Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Revlon Consumer Products Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-            ) on Form S-4 of Revlon Consumer Products Corporation of our report dated March 9, 2005 with respect to the consolidated balance sheets of Revlon Consumer Products Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholder's deficiency and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule, which report appears in the December 31, 2004, annual report on Form 10-K/A of Revlon Consumer Products Corporation and to the reference to our firm under the heading "Experts" in the prospectus.

(signed) KPMG LLP

New York, New York
September 9, 2005